SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE TO
(Rule 13e-4)

(FINAL AMENDMENT)
(AMENDMENT NO. 2)

TENDER OFFER STATEMENT UNDER SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

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ORBITAL SCIENCES CORPORATION
(Name of Subject Company and Person Filing)

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Options to Purchase Common Stock, Par Value $.01 Per Share, Having an Exercise Price
Greater than $12.25 Granted Under the Orbital Sciences Corporation 1997 Stock Option
and Incentive Plan and the Orbital Sciences Corporation 1990 Stock Option Plan
(Title of Class of Securities)

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685564106
(CUSIP Number of Class of Securities
Underlying Common Stock)
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David W. Thompson
Chairman and Chief Executive Officer
Orbital Sciences Corporation
21839 Atlantic Boulevard
Dulles, Virginia 20166
(703) 406-5000
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

Copy to:
Eve N. Howard, Esq.
James E. Showen, Esq.
Hogan & Hartson L.L.P.
555 Thirteenth St., N.W.
Washington, D.C. 20004-1109
(202) 637-5600

CALCULATION OF FILING FEE

Transaction valuation (1)	Amount of filing fee (2)

$791,177.05	$72.79

(1)	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,360,207 shares of common stock of Orbital Sciences Corporation, having an aggregate value of $791,177.05 as October 7, 2002, will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. Such options include options granted since May 7, 2002 which option holders participating in the exchange must tender to the extent that the exercise prices of those options are lower than the lowest exercise price of any other options tendered by the option holder. The amount of the filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended.

(2)	Previously paid.

[ ]	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.:	Not applicable. Not applicable.	Filing party: Date filed:	Not applicable. Not applicable.

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1. [X] issuer tender offer subject to Rule 13e-4. [ ] going-private transaction subject to Rule 13e-3. [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]

     This Amendment No. 2 and Final Amendment to Tender Offer Statement on Schedule TO reports the results of the offer by Orbital Sciences Corporation, a Delaware corporation (the “Company”), to exchange all options outstanding under the Orbital Sciences Corporation 1997 Stock Option and Incentive Plan (the “1997 Option Plan”) and the Orbital Sciences Corporation 1990 Stock Option Plan to purchase shares of the Company’s common stock, par value $.01 per share (the “Common Stock”), that have an exercise price greater than $12.25 per share and are held by regular full and part-time employees (the “Options”) for new options (the “New Options”) to purchase shares of Common Stock to be granted under the 1997 Option Plan, upon the terms and subject to the conditions described in the Offer to Exchange, dated October 8, 2002 (the “Offer to Exchange”), the related Letter of Transmittal (the “Letter of Transmittal”), and the Memorandum regarding Amendment of Offer to Exchange, dated November 6, 2002 (the “Memorandum” and, together with the Offer to Exchange and the Letter of Transmittal, the “Offer”).

Item 4. Terms of the Transaction.

     Item 4 is hereby amended to add the following supplemental information:

     The Offer expired at 12:00 midnight, New York City Time, on Wednesday, November 13, 2002. Pursuant to the Offer, the Company accepted for exchange 1,185,513 options to purchase shares of Common Stock. Subject to the terms and conditions of the Offer, the Company will grant New Options to purchase an aggregate of 680,208 shares of Common Stock in exchange for such tendered options. The Company will promptly send each option holder whose options have been accepted for exchange a letter, substantially in the form of Exhibit (a)(4) hereto, indicating the number of shares of Common Stock subject to the options that have been accepted for exchange, the number of shares of Common Stock that will be subject to the New Options and the expected grant date of the New Options.

Item 12. Exhibits.

(a)	(1)	Offer to Exchange, dated October 8, 2002.*

	(2)	Form of Letter of Transmittal.*

	(3)	Form of Letter to Eligible Option Holders.*

	(4)	Form of Letter to Tendering Option Holders.

	(5)	Orbital Sciences Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on March 27, 2002 and incorporated herein by reference.

	(6)	Orbital Sciences Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2002, filed with the Securities and Exchange Commission on July 29, 2002 and incorporated herein by reference.

	(7)	Memorandum regarding Amendment of Offer to Exchange, dated November 6, 2002.*

	(8)	Orbital Sciences Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2002, filed with the Securities and Exchange Commission on November 5, 2002 and incorporated herein by reference.

(b)		Not applicable.

(d)	(1)	Orbital Sciences Corporation 1997 Stock Option and Incentive Plan. Filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2002, filed with the Securities and Exchange Commission on May 3, 2002 and incorporated herein by reference.

	(2)	Form of Option Agreement Pursuant to the Orbital Sciences Corporation 1997 Stock Option and Incentive Plan.*

(g)		Not applicable.

(h)		Not applicable.

*   Previously filed.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Final Amendment to Schedule TO is true, complete and correct.

Orbital Sciences Corporation

/s/ David W. Thompson David W. Thompson Chairman and Chief Executive Officer

Date: November 18, 2002

Index to Exhibits

Exhibit
Number	Description

(a)(1)	Offer to Exchange, dated October 8, 2002.*

(a)(2)	Form of Letter of Transmittal.*

(a)(3)	Form of Letter to Eligible Option Holders.*

(a)(4)	Form of Letter to Tendering Option Holders.

(a)(5)	Orbital Sciences Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on March 27, 2002 and incorporated herein by reference.

(a)(6)	Orbital Sciences Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2002, filed with the Securities and Exchange Commission on July 29, 2002 and incorporated herein by reference.

(a)(7)	Memorandum regarding Amendment of Offer to Exchange, dated November 6, 2002.*

(a)(8)	Orbital Sciences Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2002, filed with the Securities and Exchange Commission on November 5, 2002 and incorporated herein by reference.

(d)(1)	Orbital Sciences Corporation 1997 Stock Option and Incentive Plan. Filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2002, filed with the Securities and Exchange Commission on May 3, 2002 and incorporated herein by reference.

(d)(2)	Form of Option Agreement Pursuant to the Orbital Sciences Corporation 1997 Stock Option and Incentive Plan.*

*   Previously filed.